SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of November, 2012, the percentage of shares of the Dividend Plus+ Income Fund’s (the "Fund") outstanding shares registered to Charles Schwab & Co., Inc. fell to 22.23% of the Fund’s total outstanding shares and thus no longer controlled the Fund as of that date.